DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-26-02

03016622

February 28, 2003

Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary
AOL Time Warner Inc.
75 Rockefeller Plaza, 25-18
New York, NY 10019

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2003

Re: AOL Time Warner Inc.
Incoming letter dated December 26, 2002

PROCESSED
MAR 14 2003
THOMSON
FINANCIAL

Dear Ms. Waxenberg:

This is in response to your letter dated December 26, 2002 concerning the shareholder proposal submitted to AOL Time Warner by the Province of St. Joseph of the Capuchin Order, the Christian Brothers Investment Services, Inc., Catholic Healthcare West. and the Sisters of St. Francis of Dubuque, Iowa. We also have received a letter on the proponents' behalf dated January 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: (Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Julie Tanner
Corporate Advocacy Coordinator
Christian Brothers Investment Services, Inc.
90 Park Avenue
29th Floor
New York, NY 10016-1301

Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
1700 Montgomery Street
Suite 300
San Francisco, CA 94111-1024

Sister Jordan Dahm, OSF
Corporate Responsibility Agent
Sisters of St. Francis of Dubuque, Iowa
Mount St. Francis
3390 Windsor Avenue
Dubuque, IA 52001-1311

AOL Time Warner

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

December 26, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AOL Time Warner Inc. -- Proposal Submitted by the Province of St. Joseph of the Capuchin Order and Others

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise AOL Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2003 annual meeting of shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from the Province of St. Joseph of the Capuchin Order and several co-filers (collectively, the "Proponents"). The Proposal requests "the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002." The Company does not intend to include the Proposal in its Proxy Materials because, pursuant to clauses (i)(7) and (i)(3) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Proposal deals with matters relating to the Company's ordinary business operations and is impermissibly vague.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponents as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

I. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." The Staff has made clear that a proposal addressing the compensation of officers and directors relates to general compensation issues and therefore is excludable. *See Lucent Technologies Inc.* (November 6,

AOL Time Warner Inc. • 75 Rockefeller Plaza, 25-18 • New York, NY 10019
tel 212 484 7350 • fax 212 258 3157 • Susan.Waxenberg@AOLTW.com

2001) (permitting the exclusion of a proposal seeking to decrease the remuneration of all officers and directors). The Staff has distinguished between shareholder proposals relating to senior executive officer compensation issues, which are not excludable from proxy material under Rule 14a-8(i)(7), and proposals relating to a broader group of officers and employees, which are excludable. *See Minnesota Mining and Manufacturing Company* (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); *Xerox Corporation* (March 25, 1993) (referring to senior executive officer compensation as an includable matter).

Additionally, in Division of Corporation Finance: Staff Legal Bulletin No. 14A—Shareholder Proposals (July 12, 2002) ("SLB 14A") regarding shareholder proposals relating to shareholder approval of equity compensation plans, the Staff has stated that it will allow companies to rely on Rule 14a-8(i)(7) to exclude a proposal if the proposal, without focusing on any potential dilution, relates to equity compensation plans that may be used to compensate all employees, including senior executive officers and directors. The current Proposal does not focus on dilution, but instead focuses on general compensation and, therefore, falls within the pronouncement of SLB 14A as an excludable proposal pursuant to Rule 14a-8(i)(7).

Consistent with the Staff's precedent, the Proposal may be excluded from the Proxy Materials because it targets broader compensation policies and practices than those relating only to senior executive officers. The Proposal asks the Compensation Committee of the Board to prepare a report comparing the total compensation of the company's "top executives" and its lowest paid workers on specified dates. At the Company, the term "executives" encompasses a significantly broader set of individuals than "senior executive officers." The Company employs over 50 executives with titles ranging from Chairman to Vice President. This is in addition to numerous executives of various subsidiaries of the Company who may also be deemed "top executives" within the purview of the Proposal. Notably, in *Minnesota Mining and Manufacturing* (March 4, 1999), the Staff found that a proposal to limit the yearly percentage compensation increase of the "top 40 executives" related to ordinary business matters and was properly excluded pursuant to Rule 14a-8(i)(7). The Proposal does not even limit the number of "top executives" and should be excluded because it relates to the general compensation matters of the Company.

In addition, the report requested by the Proposal would include a comparison between the "top executives" and the "lowest paid workers of the company." The Staff has consistently held that the compensation of employees, including the "lowest paid workers," would fall within the ordinary business operations of the Company and related proposals could be excluded pursuant to Rule 14a-8(i)(7). *See, e.g., Hydron Technologies, Inc.* (May 8, 1997) (proposal to limit salary of any employee to $100,000 per year was properly excludable). Thus, the Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it would require the Compensation Committee in preparing its report to address general compensation matters of the Company, which are part of its ordinary business operations.

The Proposal clearly seeks to affect the compensation of employees beyond those classified as senior executive officers and thus may be excluded pursuant to Rule 14a-8(i)(7), and recent precedent, as related to the Company's ordinary business operations.

II. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains misleading and vague statements.

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal violates Rule 14a-9 in that it contains misleading and vague statements and is, therefore, excludable under Rule 14a-8(i)(3).

The Staff has found that a proposal is misleading if the shareholders would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted and, as a related matter, if the Board of Directors or management of a company would not have a clear idea as to what exactly it should do to effectuate the proposal. *See Philadelphia Electric Co.* (July 30, 1992) (proposal relating to the election of a committee of small shareholders to present plans "that will...equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite); *Comshare, Incorporated* (August 23, 2000) (shareholder proposal relating to the company not "discriminat[ing] among directors based upon when or how they were elected" and "try[ing] to avoid defining change of control based upon officers or directors as of some fixed date" properly excluded as vague and indefinite).

The Proposal asks the Compensation Committee of the Board to prepare a report comparing the total compensation of the Company's "top executives" and its "lowest paid workers" on specified dates. As noted above, the Proposal does not make clear which top executives are included in the comparison. If the Proposal is referring to "top executives" other than those that the Company considers "top executives," then it is not clear which individuals would be included in this report. It is also not clear which employees are the "lowest paid workers." For example, the Company employs part-time workers and independent contractors who may or may not be included in the category of "lowest paid workers."

The Proposal also states that the report should include an analysis of whether the Company's executive compensation packages are "excessive" and any recommendations "to adjust pay to more reasonable and justifiable levels." It is not clear what method the Compensation Committee is mandated to use to determine whether the executive compensation packages are "excessive." The Proposal does not state what criteria or standards should be applied in judging whether executive compensation packages are "excessive" and what constitutes "reasonable and justifiable" levels of compensation. It is also not clear how the Company would adjust the amount of the pay disparity and whether they would raise the level of compensation of the "lowest paid workers" or lower the compensation levels of the "top executives." Without this clarity, the shareholders will not know what they are voting for and the Board of Directors will not know how to implement the Proposal if shareholders approve it.

For these reasons, the Company believes that the Proposal may be omitted from the Proxy Materials because it is false, misleading and vague in violation of the proxy rules.

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(7) and (i)(3) of Rule 14a-8.

* * * * * * * * * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. We would respectfully request the opportunity to discuss the requests contained in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

Susan A. Waxenberg

Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233
Attn: Rev. Michael H. Crosby, OFMCap,
Corporate Responsibility Agent
Catholic Healthcare West
Christian Brothers Investment Services, Inc.
Sisters of St. Francis of Dubuque, Iowa

PAY DISPARITY

WHEREAS, the average chief executive officer's pay has increased from 42 times in 1982 to 411 times that of the average production worker in 2001 (*Business Week Online* 05/06/02).

Responding to that statistic, New York Fed President, William J. McDonough acknowledged that a market economy requires that some people will be rewarded more than others, but asked: "should there not be both economic and moral limitations on the gap created by the market-driven reward system?" He stated: "I can find nothing in economic theory that justifies this development." He called such a jump in executive compensation "terribly bad social policy and perhaps even bad morals." According to *The Wall Street Journal*, McDonough cited "the biblical admonition to 'love thy neighbor as thyself' as justification for voluntary CEO pay cuts" beginning with the strongest companies. He said: "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels" (09/12/02).

Affirming McDonough's comments, the *Milwaukee Journal-Sentinel* editorialized that regulating executive compensation "is the business of corporate boards, or should be. Unfortunately, too many corporate directors on company compensation committees simply rubber-stamp decisions made by top managers. That should stop" (09/13/02).

In "CEOs: Why They're So Unloved," *Business Week* editorialized: "CEO pay is so huge that people don't believe executives deserve it. . . In 1980, CEO compensation was 42 times that of the average worker. In 2000, it was 531 times. This is a winner-take-all philosophy that is unacceptable in American society. . . The size of CEO compensation is simply out of hand" (04/22/02).

The Conference Board issued a report acknowledging that executive compensation has become excessive in many instances and bears no relationship to a company's long-term performance and that changes must be made (09/17/02). Commenting on this *The New York Times* called for "Atonement in the Boardroom" (09/21/02), while Warren Buffet said: "The ratcheting up of compensation has been obscene."

United For a Fair Economy has shown an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf)

RESOLVED: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are "excessive" and should be changed; as well as any recommendations to adjust the pay "to more reasonable and justifiable levels".

Supporting Statement

Our Company fits William J. McDonough's "strong company" category. Our pay scales should model justice and equity for all our workers. Supporting this resolution would be one step in this direction.

Corporate Responsibility Office

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414/271-0735
FAX: 414/271-0637
mikecrosby@aol.com (Michael Crosby, OFM Cap.)
jcgtownlaw@aol.com (John Celichowski, OFM Cap.)

November 28, 2002

Richard D. Parsons, CEO
AOL Time Warner
75 Rockefeller Plaza
New York, NY 10019

Dear Mr. Parsons:

On November 15, 2002 I sent you a letter with a shareholder resolution which I asked be included in the proxy materials for the 2003 annual meeting. Since then I have not received from the U. S. Post Office notification of its reception. Also, since then, I have discovered I had a typo in the resolution; hence the enclosed.

The Capuchin Province of St. Joseph has been beneficial owner of at least $2000 of common stock in AOL Time Warner for many years. We will own this stock at least through the annual meeting at which I or my proxy will attend. You have already received verification of our stock ownership for at least one year.

As Corporate Responsibility Agent for the Province I hereby resubmit, with the typo corrected, the enclosed resolution originally submitted November 15, 2002. We ask that it be included in the proxy statement for the next annual meeting. This is sone in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at that annual meeting.

Again I repeat my invitation to discuss this matter with you and/or your representative.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap, Corporate Responsibility Agent
Province of St. Joseph, OFMCap.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 17, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to AOL Time Warner Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, the Christian Brothers Investment Services, Inc., Catholic Healthcare West and the Sisters of St. Francis of Dubuque, Iowa (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of AOL Time Warner Inc. (hereinafter referred to as "Time Warner" or the "Company"), and who have jointly submitted a shareholder proposal to Time Warner, to respond to the letter dated December 26, 2002, sent to the Securities & Exchange Commission by the Company, in which Time Warner contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Time Warner's year 2003 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for a report on executive compensation.

BACKGROUND

The compensation of the CEOs (and other top executives) of American corporations has become a matter of considerably controversy, to put it mildly. Studies published in the April 16, 2001 and April 15, 2002, editions of *Business Week* revealed that the compensation paid at many of the large and famous American corporations during the four year period 1998-2001 reached astronomical proportions, totaling almost $800 million to one CEO. The amount of this compensation often bore little or no relationship to the long-term financial well being of the corporation itself and of its stockholders. Thus, such under performing CEOs as Michael Eisner at Disney was paid $700 million during this period and Sandy Weill at Citigroup was paid $525 million during the same period. At Tyco, Mr. Kozlowski (now under indictment) was paid almost $400,000,000 during the four-year period. (The combined figures for all four years were complied from the two *Business Week* articles by United for a Fair Economy in an April 10, 2002 publication entitled *Titans of the Enron Economy: The Ten Habits of Highly Defective Corporations*. That publication may be found on its web site, www.faireconomy.org.)

In the case of Time Warner, its CEO compensation ranked 6th out of the approximately 375 companies in the *Business Week* study, totaling more than $350,000,000 for the four year period, or almost $90 million per year. What did the shareholders receive in return for such stupendously generous salaries? In contrast to the $90 million per year received by the CEOs, for the three-year period ended December 31, 2001, the *Business Week* study shows that the Time Warner shareholders had a negative total return (stock price appreciation plus dividends). They ended up losing one out of every six dollars they had invested in the company at the outset of the three-year period. The 2002 *Business Week* article also gave a rating based on CEO pay in relation to shareholder return (i.e. how much the shareholders profited for each dollar of CEO salary). Time Warner was ranked in the lowest (worst) quintile.

The study entitled *Titans of the Enron Economy: The Ten Habits of Highly Defective Corporations* compiled a ranking based on ten criteria of Highly Defective Corporations, using such criteria as CEO pay, directors pay (Time Warner's non-employee directors (is it fair to call such highly compensated directors "independent"?) received an average of $843,200 each in 2000, ranking it number one among corporations with revenue over $5 billion according to an Investor Responsibility Research Center study quoted in *Titans*), political contributions (Time Warner ranked 7th), lobbying expenses, paying their audit firms for non-audit services etc. In overall ranking, combining all ten criteria of Highly Defective Corporations, Time Warner was rated as having the ninth worst record.

In light of the foregoing, can there be any doubt that Time Warner is an appropriate target for a shareholder proposal on executive compensation, whether that proposal compares executive compensation with the pay of the ordinary worker or with the return to its shareholders?

RULE 14 a-8(i)(7)

The Company rightly notes that the Staff has drawn a distinction between shareholder proposals dealing with general compensation matters (excludable) and those dealing with executive compensation (includable). The Company's argument that the Proponents' shareholder proposal deals with general compensation matters is wholly without merit for three reasons.

First of all, it rests on a wholly fallacious argument. Time Warner says that it has "over 50 executives" as if the proposal would apply to all of them. On the contrary, by its very wording, the proposal does not apply to all of these 50 Time Warner executives, but rather only to a small subgroup of them. As explicitly stated in the proposal, it applies only to Time Warner's "top" executives. It thus applies only to senior management, and therefore deals with executive compensation, not with general compensation.

Secondly, this conclusion is reinforced by a no-action decision in which the Staff clearly held that a proposal essentially similar to the Proponents' shareholder proposal does NOT deal with general compensation matters. *Citigroup Inc.* (February 1, 1999). In *Citigroup*, as in the instant case, the proponent chose to illustrate the need for restraint in top executive's pay by contrasting the grossly excessive pay given to those executives with the restraint exercised by the registrant with respect to the issuer's rank and file workers. Thus, in *Citigroup* the proposal asked the Board to address "the widening gap between the highest and lowest paid workers" by capping executive compensation at a multitude of the pay of the lowest paid employee and by reporting to the shareholders on the factors used to establish that multiple. The Staff characterized the proposal as one to "establish a cap on executive compensation expressed as a multiple of the pay of the lowest paid worker" and determined that the proposal was not excludable by virtue of (i)(7), noting that it "appears to focus on executive compensation". The instant case is identical. The Proponents' shareholder proposal requests essentially the same things as was requested in *Citigroup* (a report on comparing the gap between executive compensation and the pay for the lowest paid worker and the rationale for any changes in that gap over time) and, to the extent that the Proponents' proposal is different, it differs only in adding other matters that pertain exclusively to executive compensation (i.e. whether the compensation packages of senior executives are "excessive" and whether the Compensation Committee will recommend "more reasonable and justifiable" levels of executive compensation). In short, the Proponents' shareholder proposal cannot be excluded under (i)(7) because it "appears to focus on executive compensation". If there were ever to be any doubt that the subject matter of the proposal was executive compensation, rather than compensation of the general work force, one need only to look at the argumentation in the Whereas clause which deals exclusively with executive compensation, making no reference whatever to the wages of other employees (other than to quote the widening gap between CEO pay and average worker pay as permitted by the *Citigroup* no-action letter).

Thirdly, the various no-action letters cited by the Company are inapposite. We quite agree that the Staff position (erroneous though it may be) is that matters pertaining to general compensation matters are deemed excluded by (i)(7). However, the letters cited by Time Warner lend no support for the exclusion of the Proponents' shareholder proposal on the ground that it pertains to general compensation matters. In *Minnesota Mining and Manufacturing Company* (March 4, 1999) the proposal applied not only to the senior management of the registrant, but also to a much wider group (i.e. to 40 executives). In contrast, the Proponents' shareholder proposal focuses on CEO compensation and is limited to the Company's "top executives". The only other no-action letter relied on by the Company, *Hydron Technologies, Inc.* (May 8, 1997) provides even less support to the Time Warner's position since, unlike the present instant, in that case no attempt was made limit the proposal to the company's senior management. Rather, the proposal applied to all employees earning over $100,000 per year. Consequently, the no-action letters cited by the Company lend no support to Time Warner's contention that the Proponent's shareholder proposal deals with general compensation matters rather than executive compensation.

We do not believe that shareholders would be unable to comprehend who is being referred to by the term "top executives". The term clearly applies only to the senior management of the Company. It is intended to be co-extensive with those whose compensation is included within the term used by the SEC itself, namely those who receive "executive compensation". Indeed, we believe that the term used by the Proponents is considerably less vague or ambiguous than the SEC's own term of "executive compensation". Although we believe that the term "top executives" is sufficiently clear, were the Staff to find any ambiguity in the term, we would be pleased to define it in the proposal. In this connection, we note that the Staff has previously permitted a proponent to amend his proposal in order to clarify whether it applied only to "executive officers" of the registrant. *The LTV Corporation* (February 15, 2000) (the proposal called for the termination of a stock option program for "management").

RULE 14a-8(i)(3)

Once again, the Company has properly stated the applicable rule, but, once again, misapplied it to the present facts.

We do not believe that shareholders would be unable to comprehend who is being referred to by the term "top executives". As indicated above, the term clearly applies to the senior management of the Company. And, as also noted above, if the Staff were to disagree and find that the term is ambiguous, the Proponent would be willing to amend the proposal to clarify it. Cf. *The LTV Corporation* (February 15, 2000).

Nor would any rational shareholder find any ambiguity in the term "lowest paid worker".

The Compensation Committee needs no guidance in determining what is "excessive". The task is no more difficult (and probably less difficult) than arriving at a figure of $90,000,000 per year as appropriate compensation. Furthermore, were the Proponents to prescribe any particular methodology, they would cause their shareholder proposal to be subject to exclusion under (i)(7) as an attempt to "micro-manage" executive compensation. Finally, it is clear that the proposal is not about raising the level of pay of the lowest paid employees, but rather about excessive compensation to Time Warner's senior management.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Susan A Waxenberg, Esq.
All proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AOL Time Warner Inc.
Incoming letter dated December 26, 2002

The proposal requests that the board's compensation committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers on January 1, 1982, 1992 and 2002.

We are unable to concur in your view that AOL Time Warner may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AOL Time Warner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AOL Time Warner may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that AOL Time Warner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor